                                              Exhibit 99.1

DISCOVER FINANCIAL SERVICES REPORTS THIRD QUARTER 2024 NET INCOME OF $965 MILLION
OR $3.69 PER DILUTED SHARE

BOARD OF DIRECTORS DECLARES QUARTERLY DIVIDEND FOR COMMON STOCK

Third Quarter 2024 Results
	2024(1)	2023	YOY Change
Total loans, end of period (in billions)	$127.0	$122.7	4%
Total revenue net of interest expense (in millions)	$4,453	$4,044	10%
Total net charge-off rate	4.86%	3.52%	134 bps
Net income (in millions)	$965	$683	41%
Diluted EPS	$3.69	$2.59	42%
Note(s)
1. Private student loans were classified as held-for-sale effective June 30, 2024. The charge-offs related to private student loans are through
June 30, 2024, the date the loans were transferred to held-for-sale classification

Riverwoods, IL, October 16, 2024 - Discover Financial Services (NYSE: DFS) today reported net income of $965 million or $3.69 per diluted share for the third quarter of 2024, as compared to a net income of $683 million or $2.59 per diluted share for the third quarter of 2023.

“Discover's financial performance remained strong in the third quarter, benefiting from increased net interest margin, modest loan growth, and some credit improvement," said Michael Shepherd, Discover’s Interim CEO and President. "We are pleased to have completed the first of four student loan sale closings, which will simplify our business. Additionally, we continued to make good progress on our risk management and compliance capabilities.”

Segment Results

Digital Banking
Digital Banking pretax income of $1.2 billion for the quarter was $401 million higher than the prior year period reflecting increased revenue net of interest expense and a lower provision for credit losses partially offset by increased operating expenses.

Total loans ended the quarter at $127.0 billion, up 4% year-over-year, down 1% sequentially. Credit card loans ended the quarter at $100.5 billion, up 3% year-over-year. Personal loans increased $879 million, or 9%. Private student loans were down 19% driven by the first closing of the private student loan portfolio sale.

Net interest income for the quarter increased $333 million, or 10% year-over-year, driven by higher average receivables and net interest margin expansion. Net interest margin was 11.38%, up 43 basis points versus the prior year. Card yield was 16.23%, up 80 basis points from the prior year primarily driven by a lower promotional balance mix and lower payment rates, partially offset by higher interest charge-offs. Interest expense as a percent of total loans increased 30 basis points from the prior year period, primarily driven by higher funding costs.

Non-interest income increased $77 million, or 13% from the prior year period reflecting a $70 million gain from the loan sale.

The total net charge-off rate was 4.86%, up 134 basis points from the prior year period and up 3 basis points from the prior quarter reflecting continued seasoning of recent vintages and the student loan accounting classification change. The credit card net charge-off rate was 5.28%, up 125 basis points from the prior year period and down 27 basis points from the prior quarter. The 30+ day delinquency rate for credit card loans was 3.84%, up 43 basis points year-over-year and up 15 basis points from the prior quarter. The Personal loan net charge-off rate of 4.01% was up 138 basis points from the prior year and up 3 basis points from the prior quarter.

Provision for credit losses of $1.5 billion decreased $229 million from the prior year quarter driven by a $570 million lower reserve build, partially offset by a $372 million increase in net charge-offs.

Total operating expenses were up $238 million year-over-year, or 17%. Employee compensation increased due to higher wage rates and employee retention awards. Information processing increased due to technology investments and accelerated private student loan software depreciation. Professional fees were up from higher recovery fees and merger and integration costs. Other expenses increased due to the recognition of private student loan net charge-off expenses in this line, following last quarter's reclassification to held-for-sale.

Payment Services
Payment Services pretax income of $84 million was largely flat year-over-year. Payment Services volume was $100.5 billion, up 9% from the prior year period. Discover Network volume was down 4% reflecting a slowdown in Discover card sales volume. PULSE dollar volume was up 14% driven by increased debit transaction volume. Diners Club volume was up 7% year-over-year reflecting strength across most regions and Network Partners volume decreased 24% from the prior year due to lower AribaPay volume.

Regulatory Matters
As part of its review of the joint proxy statement and prospectus, the Staff of the SEC has indicated that they disagree with certain aspects of Discover's accounting approach for the card misclassification matter. Management is working diligently to resolve their comments, which largely focus on the allocation of previously incurred card misclassification charges between revenue and expense. Resolution of the matter is not expected to impact cumulative historical earnings, capital, or the counterparty restitution plan liability.

Dividend Declaration
The Board of Directors declared a quarterly cash dividend of $0.70 per share of common stock payable on December 5, 2024, to holders of record at the close of business on November 21, 2024.

Conference Call and Webcast Information
The company will host a conference call to discuss its third quarter results on Thursday, October 17, 2024, at 7:00 a.m. Central Time. Interested parties can listen to the conference call via a live audio webcast at https://investorrelations.discover.com.

About Discover
Discover Financial Services (NYSE: DFS) is a digital banking and payment services company with one of the most recognized brands in U.S. financial services. Since its inception in 1986, the company has become one of the largest card issuers in the United States. The company issues the Discover® card, America's cash rewards pioneer, and offers personal loans, home loans, checking and savings accounts and certificates of deposit through its banking business. It operates the Discover Global Network® comprised of Discover Network, with millions of merchants and cash access locations; PULSE®, one of the nation's leading ATM/debit networks; and Diners Club International®, a global payments network with acceptance around the world. For more information, visit www.discover.com/company.

Contacts
Investors:                Media:
Erin Stieber, 224-405-4555        Matthew Towson, 224-405-5649
investorrelations@discover.com        matthewtowson@discover.com

A financial summary follows. Financial, statistical, and business related information, as well as information regarding business and segment trends, is included in the financial supplement filed as Exhibit 99.2 to the company's Current Report on Form 8-K filed today with the Securities and Exchange Commission (“SEC”). Both the earnings release and the financial supplement are available online at the SEC's website (http://www.sec.gov) and the company's website (https://investorrelations.discover.com).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which speak to our expected business and financial performance, among other matters, contain words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "forecast," and similar expressions. Such statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. These forward-looking statements speak only as of the date of this press release and there is no undertaking to update or revise them as more information becomes available. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: changes in economic variables, such as the availability of consumer credit, the housing market, energy costs, the number and size of personal bankruptcy filings, the rate of unemployment, the levels of consumer confidence and consumer debt and investor sentiment; the impact of current, pending and future legislation, regulation, supervisory guidance and regulatory and legal actions, including, but not limited to, those related to accounting guidance, tax reform, financial regulatory reform, consumer financial services practices, anti-corruption and funding, capital and liquidity; risks related to the proposed merger with Capital One Financial Corporation (“Capital One”) including, among others, (i) failure to complete the merger with Capital One or unexpected delays related to the merger or the inability of the parties to obtain regulatory approvals or satisfy other closing conditions required to complete the merger, (ii) regulatory approvals resulting in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (iii) diversion of management’s attention from ongoing business operations and opportunities, (iv) cost and revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (v) the integration of each party’s management, personnel and operations will not be successfully achieved or may be materially delayed or will be more costly or difficult than expected, (vi) deposit attrition, customer or employee loss and/or revenue loss as a result of the announcement of the proposed merger, (vii) expenses related to the proposed merger being greater than expected, and (viii) shareholder litigation that could prevent or delay the closing of the proposed merger or otherwise negatively impact our business and operations; the actions and initiatives of current and potential competitors; our ability to manage our expenses; our ability to successfully achieve card acceptance across our networks and maintain relationships with network participants and merchants; our ability to sustain our card and personal loan growth; our ability to timely complete the sale of the our private student loan portfolio, including due to the failure of a closing condition in the agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement; our ability to increase or sustain Discover card usage or attract new customers; difficulty obtaining regulatory approval for, financing, closing, transitioning, integrating or managing the expenses of acquisitions of or investments in new businesses, products or technologies; our ability to manage our credit risk, market risk, liquidity risk, operational risk, compliance and legal risk and strategic risk; the availability and cost of funding and capital; access to deposit, securitization, equity, debt and credit markets; the impact of rating agency actions; the level and volatility of equity prices, commodity prices and interest rates, currency values, investments, other market fluctuations and other market indices; losses in our investment portfolio; limits on our ability to pay dividends and repurchase our common stock; limits on our ability to receive payments from our subsidiaries; fraudulent activities or material security breaches of our or others' key systems; our ability to remain organizationally effective; our ability to maintain relationships with merchants; the effect of political, economic and market conditions, geopolitical events, climate change, pandemics and unforeseen or catastrophic events; our ability to introduce new products and services; our ability to manage our relationships with third-party vendors, as well as those with which we have no direct relationship such as our employees' internet service providers; our ability to maintain current technology and integrate new and acquired systems and technology; our ability to collect amounts for disputed transactions from merchants and merchant acquirers; our ability to attract and retain employees; our ability to protect our reputation and our intellectual property; our ability to comply with regulatory requirements; and new lawsuits, investigations or similar matters or unanticipated developments related to current matters. We routinely evaluate and may pursue acquisitions of, investments in or divestitures from businesses, products, technologies, loan portfolios or deposits, which may involve payment in cash or our debt or equity securities.

Additional factors that could cause the company's results to differ materially from those described in the forward-looking statements can be found under “Risk Factors,” “Business - Competition,” “Business - Supervision and Regulation” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in the company's Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC and available at the SEC's internet site (http://

www.sec.gov) and subsequent reports on Forms 8-K and 10-Q, including the company's Current Report on Form 8-K filed today with the SEC.

Important Information About the Transaction and Where to Find It

Capital One has filed a registration statement on Form S-4 with the SEC to register the shares of Capital One's common stock that will be issued to Discover Financial Services ("Discover") stockholders in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Discover and Capital One in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Discover or Capital One through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Discover or Capital One at:

Discover Financial Services	Capital One Financial Corporation
2500 Lake Cook Road	1680 Capital One Drive
Riverwoods, IL 60015	McLean, VA 22102
Attention: Investor Relations	Attention: Investor Relations
investorrelations@discover.com (224) 405-4555	investorrelations@capitalone.com (703) 720-1000

Before making any voting or investment decision, investors and security holders of Discover and Capital One are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Discover, Capital One and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Discover and Capital One in connection with the transaction. Information regarding the directors and executive officers of Discover and Capital One and other persons who may be deemed participants in the solicitation of the stockholders of Discover or of Capital One in connection with the transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, as supplemented by Discover’s proxy statement supplement, as filed with the SEC on April 2, 2024, and other documents subsequently filed by Discover with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.